

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Brian Mitts
Chief Financial Officer
NexPoint Real Estate Finance, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX 75201

> **Re: NexPoint Real Estate Finance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 10-Q for the quarterly period ended June 30, 2021**
> **Filed August 3, 2021**
> **File No. 001-39210**

Dear Mr. Mitts :

We have reviewed your August 6, 2021 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2021 letter.

Form 10-Q for the quarterly period ended June 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings , page 31

1. We note your response to comment 1 and continue to believe the measure should be retitled given the adjustments for various unrealized gains (losses) which appear to relate to current operations (e.g. company holding CMBS until maturity). Please revise the title of the measure in future filings to more appropriately reflect its use.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction